

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 11, 2011

<u>Via Fax & U.S. Mail</u>

Mr. Carl P. Ranno
Chief Executive Officer and Chief Financial Officer
1224 Montague Street
Pacoima, California 91331

> **Re: American Soil Technologies, Inc.**
> **Form 10-K for the fiscal year ended September 30, 2010**
> **Filed January 13, 2011**
> **File No. 000-22855**

Dear Mr. Ranno:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

<u>Form 10-K for the Year Ended September 30, 2010</u>

<u>Item 9A. Controls and Procedures, page 16</u>

We note your disclosure that the Certifying Officer has evaluated the effectiveness of your disclosure controls and procedures and has determined that your projections and impairment analysis need to be improved. Please note that this is not an acceptable conclusion as to the effectiveness of disclosure controls and procedures. The Certifying Officer should clearly disclose whether his conclusion on the effectiveness of disclosure controls and procedures was "effective" or "not effective." Please revise future filings accordingly. Also, in light of this disclosure, please tell us why you believe that your intangible assets and other long-lived assets are realizable and therefore appropriately stated at September 30, 2010.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202)551-3301 if you have questions regarding comments on the financial statements and related matters. Please call me at (202) 551-3813 if you have any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile
(818) 703-8915